April 19, 2007

ATTORNEYS AT LAW

100 NORTH TAMPA STREET, SUITE 2700

TAMPA, FL 33602-5810

P.O. BOX 3391

TAMPA, FL 33601-3391

813.229.2300 TEL

813.221.4210 FAX

www.foley.com

WRITER’S DIRECT LINE

813.225.4122

ccreely@foley.com Email

037203-0104

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Accentia Biopharmaceuticals, Inc. Registration Statement on Form S-3 File Number 333-141626

Dear Mr. Riedler:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company”), we are transmitting herewith Amendment No. 1 (“Amendment No. 1”) to the Form S-3 Registration Statement that was filed by the Company on March 28, 2007 (the “Registration Statement”). Enclosed supplementally with the hard copy of this letter are three clean copies of Amendment No. 1, as well as three blacklined copies of Amendment No. 1 showing the changes that were made to the originally filed Registration Statement.

The following are the Company’s responses to the Staff’s comments to the originally filed Registration Statement, as set forth in the Staff’s letter of April 11, 2007. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

General

1.	Each of our comments requests that you revise your filing to provide additional disclosure about the selling security holders or the transaction or transactions in which they purchased the registrant’s securities. We will consider your supplemental explanation if you believe a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

RESPONSE: The Company duly notes and acknowledges the Staff’s comment. Please note that, in response to the Staff’s comments, the Company has included in Amendment No. 1 substantial new disclosure in an entirely new section entitled “Description of Private Placement and Convertible Debentures.” This new section begins on page 32 of Amendment No. 1. Please note that the first part of this new section contains a comprehensive description of the terms of the convertible debentures and related documents; this description begins on page 32 under the subheading “Description of Private Placement.”

FOLEY & LARDNER LLP

Securities and Exchange Commission

April 19, 2007

Dollar value of underlying securities

2.	Please provide the total dollar value of the securities underlying the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures).

RESPONSE: The Company has added the requested information to Amendment No. 1 under the subheading “Dollar Value of Underlying Securities and Potential Profits on Conversion,” which can be found on page 34 of Amendment No. 1.

Payments to the investor and affiliates

3.	Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

RESPONSE: The Company has added the requested information to Amendment No. 1 under the subheading “Payments to Selling Shareholders and Affiliates,” which can be found beginning on page 34 of Amendment No. 1.

4.	Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

RESPONSE: Disclosure of the net proceeds to the Company from the sale of the convertible debentures has been added under the subheading “Net Proceeds from Private Placement of Debentures” on page 35 of Amendment No. 1. Information regarding total possible payments in the first year following the sale of the convertible debentures appears in the last column of the table under the subheading “Payments to Selling Shareholders and Affiliates,” which can be found beginning on page 34 of Amendment No. 1.

FOLEY & LARDNER LLP

Securities and Exchange Commission

April 19, 2007

Potential profits on conversion

5.	Please provide tabular disclosure of:

•

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible debentures" means the securities underlying the debenture that may be received by the persons identified as selling shareholders]:

•	the market price per share of the securities underlying the convertible debentures on the date of the sale of the convertible debentures;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible debenture, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible debenture; and

•

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debenture and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible debentures (assuming no interest payments and complete conversion throughout the term of the debenture);

•

the combined market price of the total number of shares underlying the convertible debentures, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debentures calculated by using the conversion price on the date of the sale of the convertible debentures and the total possible number of shares the selling shareholders may receive; and

FOLEY & LARDNER LLP

Securities and Exchange Commission

April 19, 2007

•

the total possible discount to the market price as of the date of the sale of the convertible debentures, calculated by subtracting the total conversion price on the date of the sale of the convertible debentures from the combined market price of the total number of shares underlying the convertible debentures on that date.

RESPONSE: The Company has added the requested information to Amendment No. 1 under the subheading “Dollar Value of Underlying Securities and Potential Profits on Conversion,” which can be found on page 34 of Amendment No. 1. Further information regarding the total possible profit to the selling shareholders can be found on page 36 of Amendment No. 1.

6.	If there are provisions in the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

RESPONSE: The convertible debentures contain a conversion price “reset provision” that is described in the fourth paragraph under “Description of Private Placement” on page 32 of Amendment No. 1.

Total potential profit from other securities

7.	Please provide tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security,

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

FOLEY & LARDNER LLP

Securities and Exchange Commission

April 19, 2007

•

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE: In response to this comment, the Company included a sentence on page 34 of Amendment No. 1, at the end of the subsection entitled “Dollar Value of Underlying Securities and Potential Profits on Conversion.” This sentence makes clear that there was no conversion or exercise discount on the warrants granted in the February 2007 private placement.

Comparison of issuer proceeds to potential investor profit

8.	Please provide a tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible debentures transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3;

•	the resulting net proceeds to the issuer; and

FOLEY & LARDNER LLP

Securities and Exchange Commission

April 19, 2007

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comments 3 and 4.

RESPONSE: The Company has added the requested information to Amendment No. 1 under the subheading “Comparison of Issuer Proceeds to Potential Investor Profit,” which can be found on page 36 of Amendment No. 1.

9.	Further, please provide – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible debentures as disclosed in response to Comment 4 divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

RESPONSE: The Company has added the requested information to Amendment No. 1 under the subheading “Comparison of Issuer Proceeds to Potential Investor Profit,” which can be found on page 36 of Amendment No. 1.

Prior transactions between issuer and the selling shareholders

10.	Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

FOLEY & LARDNER LLP

Securities and Exchange Commission

April 19, 2007

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

RESPONSE: The Company has added the requested information to Amendment No. 1 under the subheading “Prior Transactions with Selling Shareholders,” which can be found on page 37 of Amendment No. 1.

Comparison of registered shares to outstanding shares

11.	Please provide tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible debentures transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

FOLEY & LARDNER LLP

Securities and Exchange Commission

April 19, 2007

RESPONSE: The Company has added the requested information to Amendment No. 1 under the subheading “Comparison of Registered Shares to Outstanding Shares,” which can be found on page 36 of Amendment No. 1.

The issuer’s intention and ability to make all debenture payments and the presence or absence of short selling by the selling shareholders

12.	Please provide the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debenture transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible debenture transaction, before the filing or after the filing of the registration statement, etc.).

RESPONSE: The Company has added the requested information to Amendment No. 1 under the subheading “Other Information” on page 37 of Amendment No. 1.

Relationships between the issuer and selling shareholders

13.	Please provide:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a

FOLEY & LARDNER LLP

Securities and Exchange Commission

April 19, 2007

complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE: All relationships and arrangements between the Company and the selling shareholders are already disclosed in Amendment No. 1, as the relationships and arrangements are limited to the selling shareholders’ investment in the February 2007 private placement and the prior private placement described on page 37 under the subheading “Prior Transactions with Selling Shareholders.”

The method by which the number of registered shares was determined

14.	Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Security Holders" section of the prospectus.

RESPONSE: The Company seeks to register 14,924,585 shares of common stock in Amendment No. 1. This figure is 1.25 times the number of shares issuable upon the conversion of the debentures and the exercise of the warrants as of the date of the Registration Rights Agreement (February 27, 2007). The additional .25 amount is a good faith estimate of the additional number of shares of common stock that would be issuable pursuant to the operation of the reset provisions of the convertible debentures as well as the operation of the provisions permitting the Company to pay interest and redemption payments in common stock. This is further explained in footnote (2) on page 40 of Amendment No. 1 in the “Selling Shareholders” section.

FOLEY & LARDNER LLP

Securities and Exchange Commission

April 19, 2007

Information regarding institutional selling shareholders

15.	With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

RESPONSE: The information requested by the Staff in Comment 15 had already been provided by the Company in the footnotes to the Selling Shareholder table in the originally filed Registration Statement. The same information regarding the natural person or persons with voting and/or dispositive powers is included in Amendment No. 1.

Please do not hesitate to contact the undersigned at (813) 225-4122 if you have any questions or comments regarding the foregoing responses or Amendment No. 1.

Very truly yours,

/s/ Curt P. Creely
Curt P. Creely

Enclosures